■ EXHIBIT 99.1
Signing MOU with Vinashine in Vietnam
POSCO has singed MOU with Vinashine, a national shipbuilder, to review the business for the construction of the integrated steel mill in Vietnam. MOU is for the mutual cooperation of market research, raw material and land acquisition etc.
☐ The announcement is related with the disclosure in 18, May 2007.